UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-15286

AssociateS First Capital Corporation

(Exact name of registrant as specified in its charter)

300 St. Paul Place Baltimore, MD 21202 (410) 332-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Senior Debt Securities, including the following series:

6.950% Notes due November 1, 2018 (CUSIP No. 046003JU4)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒
Rule 12g-4(a)(2) ☐
Rule 12h-3(b)(1)(i) ☐
Rule 12h-3(b)(1)(ii) ☐
Rule 15d-6 ☒

Approximate number of holders of record as of the certification or notice date: 85

Pursuant to the requirements of the Securities Exchange Act of 1934, Associates First Capital Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: September 28, 2012	Associates First Capital Corporation

	By:	/s/ Linda S. Davis
Name: Linda S. Davis
Title: Executive Vice President and Secretary